August 9, 2022
VIA EDGAR

_____

Office of Registration and Reports
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0505

RE: Brightwood Capital Corporation I
File No. 000-56452

Ladies and Gentlemen:

On behalf of Brightwood Capital Corporation I (the "Corporation"), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), are the following documents:

1. A copy of the Fidelity Bond and any riders thereto for the Corporation (attached as Exhibit A);

2. A certified copy of the resolutions approved at the July 19, 2022 meeting of the Board of Directors of the Corporation in which a majority of the directors who are not "interested persons" of the Corporation as defined by Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the Joint Fidelity Bond; and

Premiums will be paid.

Please contact me at (646) 957-9525 if you have any questions.

Sincerely,

Darilyn T. Olidge, Esq.

Chief Compliance Officer

Brightwood Capital Corporation I

<u>Certificate of the Secretary</u>

The undersigned, Martina Brosnahan, Secretary of Brightwood Capital Corporation I, a Maryland corporation (the "Corporation"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Corporation's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3. Attached hereto as Exhibit B is a certified copy of the resolutions approved by a majority of the directors who are not "interested persons" of the Corporation, approving the amount, type, form and coverage of the Bond.

4. Premiums will be paid.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 9th day of August, 2022.

/s/ Martina Brosnahan
Martina Brosnahan

Secretary

CHUBB®

1133 Avenue of the Americas, New York, NY 10036

Telephone 212-703-7000
Facsimile 212-801-4101

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Newline , hereinafter called the Company, is binding coverage described as follows:

1. Named of Assured: Brightwood Capital Corp I
   Address: 810 Seventh Avenue
   New York, New York 10019

2. Producer: Willis Towers Watson Northeast Inc
   Attn: Courtney Logan
   Address: 200 Liberty Street
   New York, NY 10281

3. Bond Number: 82631409

4. Bond Type/Form No.: Financial Institution Investment Company Asset Protection Bond (Ed. 5-98)
   Form 17-02-1421

5. Term of Binder: From: 12:01 a.m. on 07/28/2022
   To: 12:01 a.m. on Policy Issuance

6. Bond Period: From: 12:01 a.m. on 07/28/2022
   To: 12:01 a.m. on 07/28/2023

7. Limits of Liability: $750,000

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$750,000	$0
2. On Premises	$750,000	$10,000
3. In Transit	$750,000	$10,000
4. Forgery or Alteration	$750,000	$10,000
5. Extended Forgery	$750,000	$10,000
6. Counterfeit Money	$750,000	$10,000
7. Threat to Person	Not Covered	N/A
8. Computer System	$750,000	$10,000
9. Voice Initiated Funds Transfer Instruction	Not Covered	N/A
10. Uncollectible Items of Deposit	$750,000	$10,000
11. Audit Expense	$50,000	$5,000
12. Unauthorized Signature	$750,000	$10,000
13. Stop Payment Order Or Refusal to Pay Check	$50,000	$5,000

8.	Endorsements:	14-02-9228 Compliance with applicable Trade Sanction Law
		17-02-1582 Revise Item 2 Endorsement
		14-02-19952 New York Amendatory Endorsement
		17-02-2437 Deleting Valuation & Amending Change/Modification
		17-02-5602 Unauthorized Signature Endorsement
		17-02-2365icap Stop Payment Order Or Refusal to Pay Check Endorsement

9.	Premium:	$2,250	(1 Year Prepaid Premi

10.	Commission Payabl	15%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

- Signed/Dated Application

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 07/07/2022 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb. If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

By: _Justin Duval_   Date: 07/27/2022

Authorized Representative   mm/dd/ccyy

CERTIFICATE OF THE SECRETARY
OF
BRIGHTWOOD CAPTIAL CORPORATION I
CERTIFYING RESOLUTIONS APPROVING
THE FIDELITY BOND

THE UNDERSIGNED, the duly appointed Secretary of Brightwood Capital Corporation I, a Maryland corporation (the "Corporation"), an externally managed, non-diversified investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), does hereby certify that the resolutions set forth below were approved by the Board of Directors of the Corporation (the "Board"), including a majority of the directors who are not "interested persons" of the Corporation, as defined in Section 2(a)(19) of the 1940 Act (the "Independent Directors"), on July 19, 2022 at a meeting of the Board:

RESOLVED, that the Company shall be named as an insured under a fidelity bond having an aggregate coverage amount as presented at the meeting, issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Company from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

RESOLVED, that the fidelity bond in the amount and form presented at the meeting be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of Directors, including the amount of the bond, the expected value of the assets of the Company to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the Company's assets, and the nature of the securities in the Company's portfolio; and

RESOLVED, that the Chief Financial Officer of the Company, be and hereby is designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

/s/ Martina Brosnahan
Martina Brosnahan

Secretary